UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Exceed Company Ltd.

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G32335

(CUSIP Number)

Shuipan Lin Shuli Chen Tiancheng Int'l Investment Group Limited No. 103, Qiancanggong Road, Huatingkou Village Chendai Town, Jinjiang City Fujian Province, P.R.China +(86) 595 3630 6888

Victory Summit Investments Limited

New Horizon Capital Partners III, Ltd.

New Horizon Capital Partners, Ltd.

New Horizon Capital III, L.P.

New Horizon Capital, L.P.

Windtech Holdings Limited

Wisetech Holdings Limited

PO Box 314, 3rd Floor, 18 Fort Street

George Town, Grand Cayman

KY1-1104, Cayman Islands

+(345) 749 8630

Jinlei Shi RichWise International Investment Group Limited Room 4101, Landmark, 4028 Jintian Road Futian District Shenzhen, P.R.China +(86) 755 8283 9998	Weixin Zhuang HK Haima Group Limited Room 18 Unit A 14/F, Shun On Commercial Building 112-114 Des Voeux Road Central Hong Kong +(852) 8131 2057
Dongdong Ding No. 109, Qiancanggong Road, Huatingkou Village Chendai Town, Jinjiang City Fujian Province, People's Republic of China +(86) 595 3630 6888	Zenghong Liu Eagle Rise Investments Limited Room 2303, No. 12 Building 6 Dingtaifenghua, Qianhai Road Nanshan District Shenzhen, P.R.China +(86) 755 8283 9998
With a copy to: Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 No. 1, Jianguomenwai Avenue Beijing 100004, People’s Republic of China +(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Shuipan Lin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,822,986
	8.	SHARED VOTING POWER 2,037,053
	9.	SOLE DISPOSITIVE POWER 12,822,986
	10.	SHARED DISPOSITIVE POWER 2,037,053
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,860,039 (1) (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.0% (3)
14.	TYPE OF REPORTING PERSON IN

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Includes the 2,037,053 Ordinary Shares beneficially owned by Shuli Chen.

(3) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of February 25, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Tiancheng Int'l Investment Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,037,053
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,037,053
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,037,053 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of February 25, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Shuli Chen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,037,053
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,037,053
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,037,053 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% (2)
14.	TYPE OF REPORTING PERSON IN

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of February 25, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: RichWise International Investment Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,907,180
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,907,180
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,907,180 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of February 25, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Jinlei Shi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,907,180
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,907,180
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,907,180 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (2)
14.	TYPE OF REPORTING PERSON IN

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of February 25, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Windtech Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,374,670
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,374,670
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374,670 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of February 25, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: New Horizon Capital III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,374,670
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,374,670
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374,670 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (2)
14.	TYPE OF REPORTING PERSON PN

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of February 25, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: New Horizon Capital Partners III, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,374,670
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,374,670
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374,670 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of February 25, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Wisetech Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,583,114
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,583,114
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,583,114 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of February 25, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: New Horizon Capital, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,583,114
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,583,114
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,583,114 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (2)
14.	TYPE OF REPORTING PERSON PN

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of February 25, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: New Horizon Capital Partners, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,583,114
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,583,114
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,583,114 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of February 25, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Victory Summit Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,957,784
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,957,784
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,957,784 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of February 25, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: HK Haima Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,018,527
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,018,527
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,527 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of February 25, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Weixin Zhuang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,018,527
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,018,527
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,527 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% (2)
14.	TYPE OF REPORTING PERSON IN

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of February 25, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Dongdong Ding
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 100,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 100,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (2)
14.	TYPE OF REPORTING PERSON IN

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of February 25, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Eagle Rise Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 300,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 300,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of February 25, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Zenghong Liu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 300,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 300,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (2)
14.	TYPE OF REPORTING PERSON IN

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,736,313 Ordinary Shares outstanding as of February 25, 2014 as provided by the Company.

INTRODUCTORY NOTE

This Amendment No. 1 amends and supplements the original statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2013 jointly by Shuipan Lin (“Mr. Lin”), Shuili Chen ("Ms. Chen"), Tiancheng Int'l Investment Group Limited (“Tiancheng”), Victory Summit Investments Limited (“Victory Summit”), New Horizon Capital Partners III, Ltd. ("NH Capital III"), New Horizon Capital Partners, Ltd. ("NH Capital"), New Horizon Capital III, L.P. ("NH III"), New Horizon Capital, L.P. ("NH"), Windtech Holdings Limited ("Windtech"), Wisetech Holdings Limited ("Wisetech"), Jinlei Shi ("Mr. Shi"), RichWise International Investment Group Limited ("RichWise"), Weixin Zhuang ("Ms. Zhuang"), HK Haima Group Limited ("Haima"), Dongdong Ding (“Mr. Ding”), Zenghong Liu (“Mr. Liu”) and Eagle Rise Investments Limited (“Eagle Rise”, together with Mr. Lin, Ms. Chen, Tiancheng, Victory Summit, NH Capital III, NH Capital, NH III, NH, Windtech, Wisetech, Mr. Shi, Richwise, Ms. Zhuang, Haima, Mr. Ding and Mr. Liu, the “Reporting Persons”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings assigned to such terms in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby supplemented as follows:

Mr. Lin has entered into a loan note with each of Ms. Zhuang and Mr. Guomin Chen (“Mr. Chen”), dated as of February 25, 2014 (each a “Loan Note” and collectively “Loan Notes). Pursuant to the Loan Notes, each of Ms. Zhuang and Mr. Chen will extend a term loan of US$10 million bearing interest of 8.5% per annum to Mr. Lin (each a “Loan” and collectively the “Loans”). The term of each Loan is from February 25, 2014 to September 30, 2015. The principal and interest of each Loan shall be repaid in lump sum in cash by September 30, 2015. The Loans will be used by Mr. Lin to fund his equity commitment to purchase Parent securities pursuant to the Equity Commitment Letter. Copies of the Loan Notes are filed as Exhibits 7.07 and 7.08, respectively, and incorporated herein by reference in its entirety.

`ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby supplemented as follows:

The description of the Loan Notes under Item 3 is incorporated herein by reference in its entirety.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.07 Loan Note, by and between Mr. Lin and Ms. Zhuang, dated February 25, 2014 (English Translation).

Exhibit 7.08 Loan Note, by and between Mr. Lin and Mr. Chen, dated February 25, 2014 (English Translation).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2014

Shuipan Lin

By: /s/ Shuipan Lin

Name: Shuipan Lin

Shuli Chen

By: /s/ Shuli Chen

Name: Shuli Chen

Tiancheng Int'l Investment Group Limited

By: /s/ Shuli Chen

Name: Shuli Chen

Title: Director

Windtech Holdings Limited

By: /s/ Wong Kok Wai

Name: Wong Kok Wai

Title: Director

Wisetech Holdings Limited

By: /s/ Wong Kok Wai

Name: Wong Kok Wai

Title: Director

New Horizon Capital III, L.P.

By New Horizon Capital Partners III, Ltd., its general partner

By: /s/ Yu Jianming

Name: Yu Jianming

Title: Director

New Horizon Capital, L.P.

By New Horizon Capital Partners, Ltd., its general partner

By: /s/ Yu Jianming

Name: Yu Jianming

Title: Director

New Horizon Capital Partners III, Ltd.

By: /s/ Yu Jianming

Name: Yu Jianming

Title: Director

New Horizon Capital Partners, Ltd.

By: /s/ Yu Jianming

Name: Yu Jianming

Title: Director

Victory Summit Investments Limited

By: /s/ Yu Jianming

Name: Yu Jianming

Title: Director

Jinlei Shi

By: /s/ Jinlei Shi

Name: Jinlei Shi

RichWise International Investment Group Limited

By: /s/ Jinlei Shi

Name: Jinlei Shi

Title: Director

Weixin Zhuang

By: /s/ Weixin Zhuang

Name: Weixin Zhuang

HK Haima Group Limited

By: /s/ Weixin Zhuang

Name: Weixin Zhuang

Title: Director

Dongdong Ding

By: /s/ Dongdong Ding

Name: Dongdong Ding

Zenghong Liu

By: /s/ Zenghong Liu

Name: Zenghong Liu

Eagle Rise Investments Limited

By: /s/ Zenghong Liu

Name: Zenghong Liu

Title: Director